Exhibit 3

PROXY CARD

Please mark your votes like his	☒

		FOR all Nominees	WITHHOLD AUTHORITY for all Nominees	FOR all Nominees except (see instructions below)			FOR	AGAINST	ABSTAIN
1.		To elect five members of the Board of Directors to hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified. The nominees are: ☐	☐	☐	4.

To reappoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ended December 31, 2009, and to authorize our Board of Directors to approve the remuneration of the independent auditors in accordance with the volume and nature of their services.

							☐	☐	☐
							FOR	AGAINST	ABSTAIN
	NOMINEES:	01) Shlomo Nehama			5A.	To approve amendments to the indemnification and exemption letters granted to members of our Board of Directors and other office holders	☐	☐	☐
02) Ran Fridrich
03) Hemi Raphael
		04) Oded Akselrod						YES	NO
		05) Anita Leviant			5B.

In connection with Proposal 5A above, please indicate whether you have a “personal interest” in the approval of the Proposal with respect to Messrs. Nehama, Fridrich and Raphael and, if you indicate YES, please provide details.

								☐	☐

To withhold authority to vote for any individual nominee, mark “For All Except” and write the nominee’s number on the line below.

		FOR all Nominees	WITHHOLD AUTHORITY for all Nominees	FOR all Nominees except (see instructions below)			FOR	AGAINST	ABSTAIN
2.		To elect the following nominees as external directors: ☐	☐	☐	6A.	To approve the extension of the Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership	☐	☐	☐
	NOMINEES:	01) Alon Lumbroso
		02) Barry Ben-Zeev					YES	NO
	To withhold authority to vote for any individual nominee, mark “For All Except” and write the nominee’s number on the line below.				6B.	In connection with Proposal 6A above, please indicate whether you have a “personal interest” in the approval of the Proposal and, if you indicate YES, please provide details.	☐	☐

▼FOLD AND INSERT IN ENVELOPE PROVIDED▼

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
3.		To approve cash compensation to all current and future non-executive directors of the Company, including external directors, and to approve the grant of options to the external directors. ☐	☐	☐	7.	To ratify the resolutions approved in the prior shareholders meeting relating to the reverse share split of our ordinary shares at the ratio of one-for-ten.	☐	☐	☐
							YES	NO
					8.	Please indicate whether you are a Controlling Shareholder of the Company.	☐	☐

NOTE: Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When a proxy is given by a corporation, it should be signed by an authorized officer using the corporation’s full name and the corporate seal affixed. When a proxy is given by a partnership, it should be signed by an authorized person using the partnership’s full name. PLEASE MARK, DATE, SIGN AND RETURN THE PROXY CARD PROMPTLY USING THE SELF-ADDRESSED ENVELOPE ENCLOSED.

COMPANY ID: PROXY NUMBER: ACCOUNT NUMBER:

Signature	Signature	Date	, 2009.

▼ FOLD AND INSERT IN ENVELOPE PROVIDED ▼

ELLOMAY CAPITAL LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 30, 2009

        The undersigned, a shareholder of Ellomay Capital Ltd., an Israeli company (the “Company”), revoking any previous proxies, does hereby appoint Ran Fridrich and Kalia Weintraub (each of them hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares, NIS 1.0 nominal value per share (the “ordinary shares”), of the Company held of record by the undersigned at the close of business on November 30, 2009, at the Annual Meeting of Shareholders of the Company to be held at the offices of the Company at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 66881, Israel, on December 30, 2009, at 11:00 a.m., Israel time (the “Shareholders Meeting”), and any adjournment( s) thereof.

        WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2, 3, 4, 5A, 6A and 7.

        With respect to any additional matters as may properly come before the Shareholders Meeting and any adjournment or postponement thereof, said Proxy will vote in accordance with his best judgment.

        Return of your proxy does not deprive you of your right to attend the Shareholders Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Shareholders Meeting.

(Continued, and to be marked, dated and signed, on the other side)